[GRAPHIC OMITTED] Acergy

                            Acergy S.A. Extraordinary
                         General Meeting of Shareholders

London, England - August 4, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY), advises that at the Extraordinary General Meeting of Shareholders on August 4, 2009, resolutions 9 and 10 were approved by shareholders.

The Board expects to call an Extraordinary General Meeting later in the year to consider a proposal for updated Articles of Incorporation and a new Long-Term Incentive Plan. In addition, the Board expects to propose additional directors.

The Board's Governance and Nomination Committee process of identifying and communicating with potential additional directors is progressing well.

The minutes of the Extraordinary General Meeting detailing the resolutions proposed and the result of the poll on resolutions 9 and 10 is attached hereto.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
********************************************************************************

Contacts:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the expected timing and proposed agenda items for a further extraordinary general meeting. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or government enquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.
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                                  "ACERGY S.A."

                             Societe Anonyme Holding

                      412F, route d'Esch, L-2086 Luxembourg

                               L u x e m b ou r g

                       R.C.S. Luxembourg, numero B 43 172

--------------------------------------------------------------------------------

            --------------------------------  ----------------------
                                              No(Me Leonie Grethen)
            Extraordinary General Meeting     No
            4 Aout 2009                       (Me Blanche Moutrier)
            --------------------------------  ----------------------

     In the year two thousand and nine, on the fourth day of the month of August.

     Before us Maitre Leonie Grethen, notary residing in Luxembourg, in replacement of Maitre Blanche Moutrier, notary residing in Esch/Alzette (Luxembourg), who shall retain the original deed.

     Was held an extraordinary general meeting of the shareholders of "ACERGY S.A." (the "Company"), a societe anonyme, having its registered office in Luxembourg, 412F, route d'Esch, L-2086 Luxembourg, Grand Duchy of Luxembourg, registered with the Registre de Commerce et des Societes de Luxembourg under number B 43 172, incorporated by deed of Maitre Paul Frieders, notary residing in Luxembourg (Grand-Duchy of Luxembourg) of 10th March 1993, published in the Memorial C, Recueil des Societes et Associations ("Memorial") of 28th April 1993, Number 190. The articles of incorporation of the Company were amended several times and for the last time by deed of Maitre Paul Frieders of 16th May 2008 published in the Memorial of 25th June 2008, Number 1555.

     The general meeting is opened at 2 p.m. and is presided over by Mr Johan Rasmussen, General Counsel, residing in Norway (the "Chairman").

     There was appointed as secretary Me Jean Hoss, lawyer, residing in Luxembourg, and as scrutineer Mrs Nicole Thirion and Mrs Celine Bonvalet, private employees, residing professionally in Luxembourg. The Bureau having thus been constituted, the Chairman declared and requested the notary to state that:

     1. The present general meeting was convened by notices containing the agenda published in the Memorial of 29th June 2009, number 1241 and of 17th July 2009, number 1379, and in the "Tageblatt" on 29th June 2009 and 17th July 2009 and in the "Luxemburger Wort" on 29th June 2009 and 18th July 2009.

     The justifying publications are deposited with the bureau of the general meeting.

     2. The agenda of the general meeting is as follows:

     (9) In conformity with the provisions of the Luxembourg Company Law and
Article 5 of the Company's Articles of Incorporation, to:

     (i) extend the validity of the Company's authorised share capital of U.S.$ 460,000,000 represented by 230,000,000 Common Shares par value U.S.$ 2.00 per share of which 194,953,972 Common Shares par value U.S.$ 2.00 per share have been issued, and

     (ii) approve the Report of the Board of Directors of the Company recommending and authorising the Board to implement the suppression of Shareholders' pre-emptive rights in respect of the issuance of shares for cash with respect of all authorised but un-issued Common Shares, in particular:

     (a) to issue Common Shares for cash whether in a private transaction or in a public offering at such price as determined by the Board of Directors of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company) in order to enlarge or diversify the shareholder base through the entry of new investors, and

     (b) to issue, or offer to issue, Common Shares in connection with participation, financing, joint venture or other strategic proposals, strategies or projects and/or to secure financing if the Board of Directors of the Company determines same to be in the best interest of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company), provided that no Common Shares shall be so issued pursuant to subsections (a) or (b) hereof at a price of less than seventy-five percent (75%) of the market value determined by the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the Nasdaq Stock Market, Inc., if applicable) for the ten most recent trading days prior to such transaction and further provided that Common Shares shall be issued otherwise on the terms and conditions set forth in such Report, including where the issue price is less than the "par value" of a Common Shares (U.S. $2.00), the Board of Directors shall be authorised to proceed with any such transaction and to transfer from the "paid-in" surplus ("free reserves") account of the Company to the "par value" account of the Company any such deficiency between the par value and the issue price of any such shares.

     Each of the foregoing actions to be effective for a further five year period from the date of publication of the minutes of the Extraordinary General Meeting held on 4th August 2009 in the Luxembourg Official Gazette and,

     (iii) make all consequential changes to the Articles of Incorporation.

     (10) To authorise the Board of Directors of the Company to cancel shares which have been bought back or which may be bought back from time to time by the Company or any indirect subsidiary thereof as the Board of Directors sees fit and to make all consequential changes to the Articles of Incorporation to reflect the cancellation in the number of issued Common Shares.

     3. The shareholders present or represented and the number of shares held by each of them are shown on an attendance list, signed ne varietur by the shareholders present or the proxyholders, the Chairman, the secretary, the scrutineers and the undersigned notary which will be attached to the present deed to be filed with the registration authorities. The said proxies, signed ne varietur by the Chairman, the secretary, the scrutineers and the undersigned notary, will remain attached to the present deed to be filed with the registration authorities.

     4. According to article 67-1 of the law of 10th August 1915 on commercial companies, as amended, the present general meeting, being the second meeting convened, shall validly deliberate regardless of the portion of the capital represented.

     After this had been set forth by the Chairman and acknowledged by the members of the general meeting, the Chairman submitted to the vote of the members of the general meeting the following resolutions:

                                FIRST RESOLUTION

     (i) The meeting resolved to extend validity of the Company's authorised share capital of U.S.$ 460,000,000 represented by 230,000,000 Common Shares par value U.S.$ 2.00 per share of which 194,953,972 Common Shares par value U.S.$
2.00 per share have been issued.

     (ii) The meeting acknowledged the Report of the Board of Directors of the Company recommending and authorising the Board to implement the suppression of Shareholders' pre-emptive rights in respect of the issuance of shares for cash with respect of all authorised but un-issued Common Shares, in particular:

     (a) to issue Common Shares for cash whether in a private transaction or in a public offering at such price as determined by the Board of Directors of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company) in order to enlarge or diversify the shareholder base through the entry of new investors, and

     (b) to issue, or offer to issue, Common Shares in connection with participation, financing, joint venture or other strategic proposals, strategies or projects and/or to secure financing if the Board of Directors of the Company determines same to be in the best interest of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company), provided that no Common Shares shall be so issued pursuant to subsections (a) or (b) hereof at a price of less than seventy-five percent (75%) of the market value determined by the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the Nasdaq Stock Market, Inc., if applicable) for the ten most recent trading days prior to such transaction and further provided that Common Shares shall be issued otherwise on the terms and conditions set forth in such Report, including where the issue price is less than the "par value" of a Common Shares (U.S. $2.00), the Board of Directors shall be authorised to proceed with any such transaction and to transfer from the "paid-in" surplus ("free reserves") account of the Company to the "par value" account of the Company any such deficiency between the par value and the issue price of any such shares.

     Each of the foregoing actions to be effective for a further five year period from the date of publication of the minutes of the Extraordinary General Meeting held on 4th August 2009 in the Luxembourg Official Gazette.

     The meeting further resolved to make all consequential changes to the Articles of Incorporation, and in particular to amend article 5, paragraph 6, of the Articles of Incorporation, so as to read as follows:

     "Such action to be effective for a further five year period from the date of publication of the minutes of the General Meeting of 4th August 2009".

     For: 59,688,694 shares
     Against: 4,865,678 shares
     Abstentions: 85,049 shares
     The resolution was thus adopted.

                                SECOND RESOLUTION

     The meeting resolved to authorise the Board of Directors of the Company to cancel shares which have been bought back or which may be bought back from time to time by the Company or any indirect subsidiary thereof as the Board of Directors sees fit and to make all consequential changes to the Articles of Incorporation to reflect the cancellation in the number of issued Common Shares.

     For: 64,410,484 shares
     Against: 196,069 shares
     Abstentions: 32,868 shares
     The resolution was thus adopted.

     There being no further items on the agenda, the meeting was closed at 3 p.m.

                                    EXPENSES:

     The undersigned notary who understands and speaks English states herewith that on request of the above appearing person, the present deed is worded in English followed by a French translation. On request of the same appearing person and in case of discrepancies between the English and the French text, the English version will prevail.

     Whereof the present notarial deed was drawn up in Luxembourg.

     On the day named at the beginning of this document.

     The document having been read to the appearing person, it signed together with us, the notary, the present original deed.

                         FOLLOWS THE FRENCH TRANSLATION

     L'an deux-mille neuf, le quatrieme jour du mois d'aout,

     Pardevant Maitre Leonie Grethen, notaire de residence a Luxembourg, en remplacement de Maitre Blanche Moutrier, notaire de residence a Luxembourg,

Grand-Duche de Luxembourg, qui gardera la minute du present acte.

     A ete tenue une assemblee generale extraordinaire des actionnaires de la societe << Acergy S.A. >> (la << Societe >>), une societe anonyme ayant son siege social a 412F, route d'Esch, L-2086 Luxembourg, Grand-Duche de Luxembourg, inscrite aupres du Registre de Commerce et des Societes de Luxembourg sous le numero B 43 172, constituee par acte de Maitre Paul Frieders, notaire de residence a Luxembourg (Grand-Duche de Luxembourg), en date du 10 mars 1993, publie au Memorial C, Recueil des Societes et Associations (le << Memorial >>) du 28 avril 1993, numero 190. Les statuts de la societe ont ete modifies a plusieurs reprises et pour la derniere fois par acte de Maitre Paul Frieders en date du 16 mai 2008, publie au Memorial du 25 juin 2008, numero 1555.

     L'assemblee generale a ete ouverte a 14:00 heures et a ete presidee par M. Johan Rasmussen, "General Counsel", residant en Norvege (le<< President>>).

     Me Jean Hoss, avocat a la Cour, residant a Luxembourg, a ete nomme comme secretaire, et Mme Nicole Thirion et Mme Celine Bonvalet, employees privees, residant professionnellement a Luxembourg, ont ete nommees comme scrutateur. Le bureau ayant ainsi ete constitue, le President a declare et prie le notaire d'acter que :

     1. La presente assemblee generale a ete convoquee par des avis contenant l'ordre du jour publies au Memorial le 29 juin 2009, numero 1241 et le 17 juillet 2009, numero 1379, ainsi qu'au << Tageblatt >> le 29 juin 2009 et le 17 juillet 2009 et au << Luxemburger Wort >> le 29 juin 2009 et le 18 juillet 2009.

     Les justificatifs de ces publications sont deposes aupres du bureau de l'assemblee generale.

     2. L'agenda de l'assemblee generale est le suivant :

     (9) Conformement aux dispositions de la loi sur les societes commerciales et l'article 5 des Statuts de la Societe:

     (i) etendre la validite du capital autorise de la Societe de 460.000.000 US$, represente par 230.000.000 Actions Ordinaires d'une valeur nominale de 2.- US$ chacune, desquelles 194.953.972 Actions Ordinaires d'une valeur nominale de 2.- US$ chacune ont ete emises, et

     (ii) approuver le Rapport du Conseil d'Administration de la Societe recommandant et autorisant le Conseil de supprimer les droits de preemption des Actionnaires relatifs a toute emission d'actions au comptant concernant toutes les Actions Ordinaires autorisees mais non-emises, en particulier :

     a) emettre des Actions Ordinaires au comptant, soit dans une emission privee, soit dans une offre publique au prix determine par le Conseil d'Administration de la Societe (y compris a un prix inferieur a la valeur du marche si le Conseil d'Administration de la Societe estime que c'est dans le meilleur interet de la Societe) afin d'elargir ou de diversifier la base des actionnaires par l'entree de nouveaux investisseurs, et

     b) emettre ou d'offrir d'emettre des Actions Ordinaires en relation avec des participations, financements, projets d'association ou autres propositions strategiques, strategies ou projets et/ou la securisation du financement si le Conseil d'Administration de la Societe estime que c'est dans le meilleur interet de la Societe (y compris a un prix inferieur a la valeur du marche si le Conseil d'Administration de la Societe estime que c'est dans le meilleur interet de la Societe), a condition qu'il n'y ait pas d'emission d'Actions Ordinaires conformement aux sous-sections (a) ou (b) precitees, a un prix inferieur a soixante-quinze pourcent (75%) de la valeur du marche, determinee en fonction de la valeur du prix de cloture pour des Actions Ordinaires a la Bourse d'Oslo (ou la valeur moyenne du prix de cloture pour des American Depositary Shares (ADSs) au Nasdaq Stock Market, inc., le cas echeant) pour les dix jours de bourse les plus recents precedant une telle emission, et sous condition que toutes les Actions Ordinaires seront emises par ailleurs suivant les termes et conditions decrits dans un tel Rapport, y compris le cas ou le prix d'emission est inferieur a << la valeur nominale >> de l'Action Ordinaire (US$ 2,00), le Conseil d'Administration sera autorise de proceder a une telle emission et de transferer du compte des << primes d'emission >> (<< reserves disponibles >>) au compte << valeur nominale >> de la Societe la difference entre la valeur nominale et le prix d'emission d'une telle action.

     Chacune des demarches a entreprendre susmentionnees est valable pour une periode supplementaire de cinq ans a partir de la date de publication du proces-verbal de l'Assemblee Generale Extraordinaire du 4 aout 2009 dans le Journal Officiel du Luxembourg, et

     (iii) faire tous les changements consecutifs dans les Statuts Constitutifs.

     (10) autoriser le Conseil d'Administration de la Societe d'annuler les actions qui ont ete rachetees de temps en temps par la Societe ou une de ses filiales indirectes tel que le Conseil d'Administration l'estime adequat et de faire tous les changements consecutifs dans les statuts afin de refleter l'annulation dans le nombre des Actions Ordinaires emises.

     3. Les actionnaires presents ou representes et le nombre d'actions detenu par chacun d'eux sont renseignes sur une liste de presence, signee ne varietur par les actionnaires presents ou par les mandataires des actionnaires representes, le President, le secretaire, les scrutateurs et le notaire instrumentant et restera annexee au present acte pour etre soumise avec lui aux formalites d'enregistrement. Lesdites procurations, signees ne varietur par le President, le secretaire, les scrutateurs et le notaire instrumentant resteront annexees au present acte pour etre soumises avec lui aux formalites d'enregistrement.

     4. Conformement a l'article 67-1 de la loi du 10 aout 1915 sur les societes commerciales, telle que modifiee, la presente assemblee generale, etant la deuxieme assemblee convoquee, deliberera valablement quelque soit la portion du capital representee.

     Ces faits ayant ete exposes par le President et reconnus exacts par les membres de l'assemblee generale, le President a soumis au vote des membres de l'assemblee generale les resolutions suivantes :

                               PREMIERE RESOLUTION

     (i) L'assemblee a decide d'etendre la validite du capital autorise de la Societe de 460.000.000 US$, represente par 230.000.000 Actions Ordinaires d'une valeur nominale de 2.- US$ chacune, desquelles 194.953.972 Actions Ordinaires d'une valeur nominale de 2.- US$ chacune ont ete emises.

     (ii) L'assemblee prend acte du Rapport du Conseil d'Administration de la Societe recommandant et autorisant le Conseil de supprimer les droits de preemption des Actionnaires relatifs a toute emission d'actions au comptant concernant toutes les Actions Ordinaires autorisees mais non-emises, en particulier :

     a) d'emettre des Actions Ordinaires au comptant, soit dans une emission privee, soit dans une offre publique au prix determine par le Conseil d'Administration de la Societe (y compris a un prix inferieur a la valeur du marche si le Conseil d'Administration de la Societe estime que c'est dans le meilleur interet de la Societe) afin d'elargir ou de diversifier la base des actionnaires par l'entree de nouveaux investisseurs, et

     b) d'emettre ou d'offrir d'emettre des Actions Ordinaires en relation avec des participations, financements, projets d'association ou autres propositions strategiques, strategies ou projets et/ou la securisation du financement si le Conseil d'Administration de la Societe estime que c'est dans le meilleur interet de la Societe (y compris a un prix inferieur a la valeur du marche si le Conseil d'Administration de la Societe estime que c'est dans le meilleur interet de la Societe), a condition qu'il n'y ait pas d'emission d'Actions Ordinaires conformement aux sous-sections (a) ou (b) precitees, a un prix inferieur a soixante-quinze pourcent (75%) de la valeur du marche, determinee en fonction de la valeur du prix de cloture pour des Actions Ordinaires a la Bourse d'Oslo (ou la valeur moyenne du prix de cloture pour des American Depositary Shares (ADSs) au Nasdaq Stock Market, inc., le cas echeant) pour les dix jours de bourse les plus recents precedant une telle emission, et sous condition que toutes les Actions Ordinaires seront emises par ailleurs suivant les termes et conditions decrits dans un tel Rapport, y compris le cas ou le prix d'emission est inferieur a << la valeur nominale >> de l'Action Ordinaire (US$ 2,00), le Conseil d'Administration sera autorise de proceder a une telle emission et de transferer du compte des << primes d'emission >> (<< reserves disponibles >>) au compte << valeur nominale >> de la Societe la difference entre la valeur nominale et le prix d'emission d'une telle action.

     Chacune des demarches a entreprendre susmentionnees est valable pour une periode supplementaire de cinq ans a partir de la date de publication du proces-verbal de l'Assemblee Generale Extraordinaire du 4 aout 2009, dans le Journal Officiel du Luxembourg, et

     (iii) L'assemblee a decide de faire tous les changements consecutifs dans les statuts, et en particulier de modifier l'article 5 paragraphe 6 des Statuts Constitutifs qui dorenavant se lira comme suit :

     << Pareille demarche a entreprendre etant valable pour une periode supplementaire de 5 ans a partir de la date de publication du proces-verbal de l'Assemblee Generale du 4 aout 2009 >>.

     Pour: 59,688,694 actions
     Contre : 4,865,678 actions
     Abstentions : 85,049 actions
     La resolution a ainsi ete adoptee.

                               DEUXIEME RESOLUTION

     L'assemblee a decide d'autoriser le Conseil d'Administration de la Societe d'annuler les actions qui ont ete rachetees de temps en temps par la Societe ou une de ses filiales indirectes tel que le Conseil d'Administration l'estime adequat et de faire tous les changements consecutifs dans les statuts afin de refleter l'annulation dans le nombre des Actions Ordinaires emises.

     Pour: 64,410,484 actions
     Contre : 196,069 actions
     Abstentions : 32,868 actions
     La resolution a ainsi ete adoptee.

     Plus rien n'etant a l'ordre du jour, l'assemblee a ete levee a 15:00 heures.

                                    DEPENSES

     Fait et passe a Luxembourg, a la date mentionnee ci-dessus.

     Le notaire instrumentant, qui connait la langue anglaise, constate que sur demande de la partie comparante, le present acte est redige en langue anglaise suivi d'une traduction francaise ; sur demande de la meme partie et en cas de divergences entre le texte anglais et le texte francais, le texte anglais fera foi.

     Et apres lecture faite et interpretation donnee a la partie comparante, connue du notaire instrumentant d'apres son nom, prenom usuel, etat et demeure, a signe avec le notaire instrumentant la presente minute.